EXHIBIT 2.21


                              TAX SHARING AGREEMENT

     AGREEMENT made as of August 13, 1999, by and among Intersil Holding Corporation, a Delaware corporation ("Holding"), Intersil Corporation, a Delaware corporation, and Choice Microsystems, Inc., a Kansas corporation (each corporation other than Holding, a "Subsidiary"; and the Subsidiaries together, the "Subsidiaries").

     WHEREAS, Holding and the Subsidiaries join in the filing of a consolidated federal income tax return for a group of affiliated companies of which Holding is the common parent (the "Consolidated Group"); and

     WHEREAS, the Consolidated Group wishes to establish a policy for the sharing of federal income and certain state taxes; and

     WHEREAS, the Consolidated Group wishes to establish procedures for making payments or remitting funds due under this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound, each of the members of the Consolidated Group agrees as follows:

I. SHARING OF CONSOLIDATED FEDERAL INCOME TAX

     A. Liability. For each taxable period in which a Subsidiary is a member of the Consolidated Group, such Subsidiary agrees to pay to Holding, for each taxable year during the term of this Agreement, an amount equal to the greater of:

        1. the Separate Taxable Income (as defined below) of such Subsidiary (but not less than 0) multiplied by the effective income tax rate under Section 11 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision, applicable to the Separate Taxable Income of such Subsidiary on a stand-alone basis, or

        2. the Alternative Minimum Tax Liability (as defined below) of such Subsidiary.

     B. Loss Carryback. Holding agrees to pay a Subsidiary (or credit a Subsidiary against other payments due from such Subsidiary hereunder) without interest an amount equal to the reduction of such Subsidiary's payment obligation for a taxable year under paragraph I. A. that results from the application of a loss carryback to such taxable year in reduction of such Subsidiary's Separate Taxable Income for such year.

     C. Separate Taxable Income. For purposes of this Agreement, the Separate Taxable Income of a Subsidiary for a taxable year shall be its taxable income for such year determined as if such Subsidiary were not a member of the Consolidated Group and after applying any loss carryback or carryforward to that year as provided in paragraph I.F.

     D. Alternative Minimum Tax Liability. For purposes of this Agreement, the Alternative Minimum Tax Liability of a Subsidiary for a taxable year shall equal the sum of the amount of tax imposed by Section 55(a) of the Code, or any successor provision, and such Subsidiary's "regular tax" liability, as that term is used in Section 55(a) of the Code. All determinations under this paragraph I.D. shall be made as if such Subsidiary were not a member of the Consolidated Group.

     E. Subsequent Adjustments. In the event that the Separate Taxable Income or Alternative Minimum Tax Liability of a Subsidiary is adjusted by reason of an amended return, claim for refund, or examination by the Internal Revenue Service, the amount due from such Subsidiary under paragraph I.A. shall be recomputed using the adjusted Separate Taxable Income or Alternative Minimum Tax Liability. Each Subsidiary agrees to pay to Holding any additional amount owed including statutory interest at the rate applicable to underpayments of the Consolidated Group, and Holding agrees to pay to each Subsidiary any overpayment made by such Subsidiary including statutory interest at the rate applicable to overpayments of the Consolidated Group.

     F. Loss Year. In the event that a Subsidiary's Separate Taxable Income for a taxable year is negative (the "Loss"), the Loss shall be carried back and carried forward to prior and subsequent taxable years in the manner provided under and subject to the limits contained in Section 172(b) of the Code, or any successor provision (as in effect in the year in which the Loss arises). Such loss carrybacks or carryforwards shall reduce, dollar for dollar, such Subsidiary's Separate Taxable Income in the taxable year to which the Loss is carried back or forward.

II. PAYMENT PROCEDURE

     A. Current Year Tax Liability of Subsidiary. Payments to be made by a Subsidiary to Holding pursuant to paragraph I.A. with respect to any taxable year shall be made in installments, as set forth in this paragraph.

        1. Quarterly Installments. Within two (2) business days before the date each quarterly payment of the Consolidated Group's estimated tax is due, each Subsidiary will pay to Holding an amount equal to the greater of (i) the product of such Subsidiary's estimated Separate Taxable Income for the quarter (but not less than 0) multiplied by the highest marginal corporate tax rate provided in
Section 11 of the Code, or successor provision, or (ii) one-fourth of such Subsidiary's estimated Alternative Minimum Tax Liability for the taxable year.

        2. Final Installment. Within five (5) business days after a Subsidiary has received from Holding a final calculation of such Subsidiary's liability under paragraph I.A., derived from the Consolidated Group's federal income tax return for the relevant taxable year, such Subsidiary will pay to Holding the excess, if any, of the Subsidiary's liability pursuant to paragraph I.A. over the sum of all payments with respect to such year made by such Subsidiary pursuant to paragraph II.A.1. If the sum of the payments with respect to such year made by such Subsidiary pursuant to paragraph II.A.1. exceeds such Subsidiary's liability pursuant to paragraph I.A., then Holding shall refund the difference to such Subsidiary within five (5) days or credit such amount against any payment owned by such Subsidiary under paragraph II.A.1. for a later taxable year.

        B. Payment of Subsequent Adjustments. Payments to be made by a Subsidiary to Holding pursuant to paragraph I.E. shall be made within thirty
(30) days after such Subsidiary has received from Holding a copy of the filed amended return or an agreement in writing with the Internal Revenue Service reflecting adjustments. Payments made by Holding to a Subsidiary pursuant to paragraphs I.B. or I.E. shall be made (i) in the case of paragraph I.B. only, within thirty (30) days after the filing of the consolidated return for the year that includes a Loss that is carried back pursuant to paragraph I.F. and (ii) in the case of paragraph I.E. only, within thirty (30) days after receipt by Holding of a refund, or offset against adjustments of the Consolidated Group, resulting from the filing of a return, an amended return, Form 1139 Corporation Application for Tentative Refund, or agreement in writing with the Internal Revenue Service reflecting adjustments.

III. STATE TAXES

     A. To the extent appropriate, rules similar to the provisions of Sections I and II of this Agreement shall be applied to the payment of state franchise or income tax liabilities to which the Subsidiaries and Holding, and, if applicable state law provides, Harris Semiconductor, LLC, Harris Semiconductor (Ohio), LLC and Harris Semiconductor (Pennsylvania), LLC, are subject and which are required to be determined on a unitary, combined or consolidated basis. In applying the principles of Section I, the applicable state rules and limits on the use of loss carrybacks and loss carryovers shall govern.

IV. TERM

     A. This Agreement shall be effective as of the date first set forth above and shall continue thereafter until the parties hereto terminate this Agreement by mutual consent.

V. OTHER MATTERS

     A. Method of Allocation. This Agreement shall have no effect on, and shall not be affected by, the method of allocation of tax liability among members of the Consolidated Group applicable to the Consolidated Group pursuant to Section 1552 of the Code.

     B. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be given by hand delivery, facsimile, commercial courier service with guaranteed one-day delivery, or prepaid first class mail to the following addresses:

                         If to Holding:

                         Intersil Holding Corporation
                         2401 Palm Bay Road NE
                         Building 53 M/S 53/198
                         PalmBay, FL 32905
                         Attention: General Counsel
                         Fax: (407) 729-5392


                         If to Intersil Corporation:

                         Intersil Corporation
                         2401 Palm Bay Road NE
                         Building 53 M/S 53/198
                         PalmBay, FL 32905
                         Attention: General Counsel
                         Fax: (407) 729-5392


                         If to Choice Microsystems, Inc.

                         Choice Microsystems, Inc.
                         4242 Medical Drive, Suite 3100
                         San Antonio, TX 78229-5642
                         Attention: Bruce Hughes
                         Fax: (210) 614-8192
                         Phone: (210) 614-4096


     C. Successors. This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of Holding or any Subsidiary succeeding to their tax attributes under Section 381 of the Code) to the same extent as if the successor had been an original party to this Agreement.

     D. Amendments. This Agreement shall not be modified, amended, supplemented or terminated except in a writing executed by all parties hereto.

     E. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the state of Delaware.


                                            Intersil Holding Corporation


                                            By: /s/ Daniel J. Heneghan
                                                ------------------------
                                                Daniel J. Heneghan



                                            Intersil Corporation


                                            By: /s/ Daniel J. Heneghan
                                                ------------------------
                                                Daniel J. Heneghan



                                            Choice Microsystems, Inc.


                                            By: /s/ Gregory L. Williams
                                                ------------------------
                                                Gregory L. Williams